UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Cellular Dynamics International, Inc.

(Name of Subject Company (Issuer))

Badger Acquisition Corporation

(Offeror)

a wholly owned direct subsidiary of

FUJIFILM Holdings America Corporation

(Direct Parent of Offeror)

a wholly owned direct subsidiary of

FUJIFILM Corporation

(Parent of Offeror)

a wholly owned direct subsidiary of

FUJIFILM Holdings Corporation

(Ultimate Parent of Offeror and Co-Offeror)

(Name of Filing Persons)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

15117V109

(CUSIP Number of Class of Securities)

Corporate Planning Div. Corporate Planning Group

FUJIFILM Holdings Corporation

7-3 Akasaka 9-chome, Minato-ku

Tokyo 107-0052, Japan

+81-3-6271-1061

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Morrison & Foerster LLP Shin-Marunouchi Building 29th Floor 5-1, Marunouchi 1-chome, Chiyoda-ku Tokyo 100-6529, Japan +81-3-3214-6522 Attention: Gary M. Smith, Esq. and Kenji P. Taneda, Esq.	Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601, U.S.A. 212-468-8000 Attention: Jeffery Bell, Esq.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$307,143,622.5	$35,690

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 18,614,765 shares of common stock, par value $0.0001 per share (the “Shares”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Company”), at a purchase price of $16.50 per share. Such number of shares consists of (i) 15,814,008 Shares issued and outstanding as of March 27, 2015, and (ii) 2,800,757 Shares that are issuable under options and warrants.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet	3
Item 2. Subject Company Information	3
Item 3. Identity and Background of Filing Person	3
Item 4. Terms of the Transaction	3
Item 5. Past Contacts, Transactions, Negotiations and Agreements	3
Item 6. Purposes of the Transaction and Plans or Proposals	4
Item 7. Source and Amount of Funds or Other Consideration	4
Item 8. Interest in Securities of the Subject Company	4
Item 9. Persons/Assets Retained, Employed, Compensated or Used	4
Item 10. Financial Statements	4
Item 11. Additional Information	4
Item 12. Exhibits	5
Item 13. Information Required by Schedule 13E-3	5
SIGNATURES	6
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.1.E
EX-99.A.1.H
EX-99.A.1.I
EX-99.D.3
EX-99.D.4
EX-99.D.5

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Badger Acquisition Corporation, a Wisconsin corporation (“Purchaser”) and a wholly owned indirect subsidiary of FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), to purchase all issued and outstanding shares of the common stock, par value $0.0001 per share (the “Shares”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Company”), at a price of $16.50 per Share, net to the seller in cash (less any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. This Schedule TO is being filed on behalf of Parent and Purchaser, each of which is considered a co-bidder for SEC purposes.

This Schedule TO is being filed on behalf of Parent and Purchaser, each of which may be considered a co-bidder with respect to the Offer. The filing of this Schedule TO by the other filings persons is not an admission that such other filings persons (or any of their affiliates other than Parent and Purchaser) is a bidder within the meaning of Rule 14d-1 under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Cellular Dynamics International, Inc. The Company’s principal executive offices are located at 525 Science Dr., Madison, WI 53711. The telephone number of the Company at such office is (608) 310-5100.

(b) This Schedule TO relates to the Shares. Based upon information provided by the Company, there were 15,814,008 Shares issued and outstanding as of March 27, 2015. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 6, entitled “Price Range of the Shares; Dividends on the Shares,” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by Parent, FUJIFILM Corporation, FUJIFILM Holdings America Corporation and Purchaser. The information set forth in Section 9, entitled “Certain Information Concerning Purchaser, FUJIFILM Holdings America Corporation, FUJIFILM Corporation and Parent,” and Schedule I, to the Offer to Purchase, is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Purchaser, FUJIFILM Holdings America Corporation, FUJIFILM Corporation and Parent,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for the Company; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Possible Effects of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for the Company; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds and Other Consideration

(a), (b), (d) The information set forth in Section 10, entitled “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in Section 9, entitled “Certain Information Concerning Purchaser, FUJIFILM Holdings America Corporation, FUJIFILM Corporation and Parent,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for the Company; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in the “Introduction,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

(a), (b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Purchaser, FUJIFILM Holdings America Corporation, FUJIFILM Corporation and Parent,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer,” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7, entitled “Possible Effects of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations,” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase dated April 3, 2015.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Parent and the Company on March 30, 2015 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on March 30, 2015).

(a)(1)(G)	Press Release issued by Parent in Japan on March 30, 2015 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on March 30, 2015).

(a)(1)(H)	Summary Advertisement as published on April 3, 2015.

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 30, 2015, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 30, 2015).

(d)(2)	Tender and Support Agreements, dated as of March 30, 2015, among Parent, Purchaser and certain shareholders of the Company (the form of which is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 30, 2015).

(d)(3)	Confidentiality Agreement, dated January 26, 2015, between the Company and FUJIFILM Corporation.

(d)(4)	Promissory Note, dated March 30, 2015, made by the Company in favor of FUJIFILM Holdings America Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the SEC on March 30, 2015).

(d)(5)	Joint Filing Agreement and Power of Attorney, dated April 3, 2015, by and among FUJIFILM Holdings Corporation, FUJIFILM Corporation, FUJIFILM Holdings America Corporation and Badger Acquisition Corporation.

(g)	Not Applicable.

(h)	Not Applicable.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2015

FUJIFILM Holdings Corporation

By:	/s/ Shigehiro Nakajima

Name:	Shigehiro Nakajima

Title:	Authorized Signatory of FUJIFILM Holdings Corporation, and Attorney in Fact for FUJIFILM Corporation, FUJIFILM Holdings America Corporation and Badger Acquisition Corporation.

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated April 3, 2015.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Parent and the Company on March 30, 2015 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on March 30, 2015).

(a)(1)(G)	Press Release issued by Parent in Japan on March 30, 2015 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on March 30, 2015).

(a)(1)(H)	Summary Advertisement as published on April 3, 2015.

(d)(1)	Agreement and Plan of Merger, dated as of March 30, 2015, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 30, 2015).

(d)(2)	Tender and Support Agreements, dated as of March 30, 2015, among Parent, Purchaser and certain shareholders of the Company (the form of which is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 30, 2015).

(d)(3)	Confidentiality Agreement, dated January 26, 2015, between the Company and FUJIFILM Corporation.

(d)(4)	Promissory Note, dated March 30, 2015, made by the Company in favor of FUJIFILM Holdings America Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the SEC on March 30, 2015).

(d)(5)	Joint Filing Agreement and Power of Attorney, dated April 3, 2015, by and among FUJIFILM Holdings Corporation, FUJIFILM Corporation, FUJIFILM Holdings America Corporation and Badger Acquisition Corporation.